Baker & McKenzie Abogados, S.C.

Edificio Virreyes
Pedregal 24, piso 12
Lomas Virreyes / Col. Molino del Rey
11040 México, D.F.

Tel: +52 55 5279 2900

Fax: +52 55 5279 2999

b&m.comunicacion@bakermckenzie.com

www.bakermckenzie.com/mexico

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* Associated Firm

December 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Katherine Bagley

Re:         Betterware de Mexico, S.A. de C.V.

Amendment No. 1 to Registration Statement on Form F-4

Filed November 7, 2019

File No. 333-233982

Dear Ms. Bagley:

On behalf of Betterware de Mexico, S.A. de C.V. (the “Company”), we are hereby responding to the letter, dated December 2, 2019 (the “Comment Letter”), from the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-4 (the “Registration Statement”) filed on November 7, 2019. In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the Company’s responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed November 7, 2019

Summary of the Proxy Statement/Prospectus, page 18

1.           We note your response to comment 3, and that you have deleted references to Betterware being a "leading direct-to-consumer company" on pages 23 and 74 of your amended filing. However, you still refer to Betterware as a "leading direct-to-consumer company" throughout your filing. For example, see pages 8, 18, 116, and 133. Please revise your filing for consistency, or disclose the measure by which Betterware is a "leading" company.

Baker & McKenzie Abogados, S.C. is a member of Baker & McKenzie International, a Swiss Verein.

United States Securities and Exchange Commission Division of Corporation Finance December 11, 2019 Page 2

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 19, 118, and 135 of Amendment No. 2.

Selected Historical Combined Financial Data of Betterware and BLSM, page 26

2.	We reviewed your response to comment 4 and the revisions to your disclosure. Please further revise to disclose per share data for the year ended December 31, 2017 and the six months ended June 30, 2018. Please refer to Item 3(d) of Form F-4 and Item 3.A of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 33 of Amendment No. 2.

Non IFRS Financial Measures, page 31

3.	We reviewed your response to comment 7 and the revisions to your disclosure. Please remove the reference to employee benefit expenses in the introductory paragraph to Non IFRS financial measures since you are not adjusting EBITDA for those items.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 2.

Comparative Per Share Data, page 34

4.	Please provide us with your calculations of the exchange ratios disclosed in the fourth paragraph.

Response: Please see the below calculation of the updated exchange ratios disclosed in the fourth paragraph on page 36 of Amendment No. 2:

Betterware Shares	8,697,317	B
Shares Issued – no redemptions	28,700,000	A
Exchange Ratio	3.30	A/B

Betterware Shares	8,697,317	B
Shares Issued – maximum redemptions	31,700,000	A
Exchange Ratio	3.64	A/B

United States Securities and Exchange Commission Division of Corporation Finance December 11, 2019 Page 3

The Business Combination

Background of the Business Combination, page 70

5.	We note your response to comment 14, and your amended disclosure on page 70. Please provide more background detail with respect to the 20 acquisition opportunities considered by DD3, including the factors considered in screening these companies, and the reasons DD3 decided not to pursue further negotiations with each of these companies after entering into the non-disclosure agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 2.

Proposal No. 2 The Redomiciliation Proposal, page 112

6.	We note your disclosure that "[t]he primary reason for the Redomiciliation is to enable DD3, Betterware and their shareholders to benefit from certain tax efficiencies under Mexican law that would not be available if the Business Combination were consummated with DD3 as a company incorporated in the British Virgin Islands." Please briefly describe these "certain tax efficiencies" in this section. Further, please disclose whether the approval of this proposal is conditioned upon the approval of any of the other proposals disclosed in your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of Amendment No. 2.

Proposal No. 3 - The Merger Proposal, page 113

7.	Please briefly describe the reasons for why DD3's board recommends shareholders vote for the merger proposal. Please also disclose whether the Merger Proposal is conditioned upon approval of any other proposals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 2.

Distributors and Associates Network, page 127

8.	We note your response to comment 29, and your amended disclosures on pages 127 and 129; however, it is still unclear how the sale of Betterware's products represents a second source of income, or how, in some cases, top Distributors quit their other jobs to only focus on selling your products. In this regard, we note your amended disclosure that: "Master Distributors receive 40% of their Associates’ net purchases (excluding VAT) as Betterware Points, Leader Distributors receive 30% of their Associates’ net purchases (excluding VAT) as Betterware Points, and Basic Distributors receive 20% of their Associates’ net purchases (excluding VAT) as Betterware Points." However, you also disclose that "Betterware Points are . . . exchangeable for third party products such as electronics, furniture, white line products, home appliances, and more." Please clarify how Betterware Points are monetized such that they represent a source of income for Distributors.

United States Securities and Exchange Commission Division of Corporation Finance December 11, 2019 Page 4

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 131 of Amendment No. 2. The Company supplementally advises the Staff that Distributors’ and Associates’ income from selling Betterware products comes only from the discount rates they receive from Betterware. Betterware Points are exchangeable for third party products and thus are not monetized. They are an additional component of Betterware’s rewards program.

Financial Statements

Condensed Statements of Profit or Loss and Other Comprehensive Income for the Six Months Ended June 30, 2019 and 2018, page F-4

9.	Please revise to provide earnings per share data for each period presented. Please refer to Item 3(d) of Form F-4 and Item 3.A of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-4 of Amendment No. 2.

Notes to Combined Financial Statements

Note 20. Net parent investment, page F-59

10.	We reviewed your response to comment 34. Please provide us a roll-forward of the change in number of shares of common stock outstanding classified as variable capital for 2018, 2017 and 2016.

Response: The following table shows the outstanding and average share roll-forward:

United States Securities and Exchange Commission Division of Corporation Finance December 11, 2019 Page 5

	Date	Outstanding shares	Average outstanding shares
December 31, 2016		4,884,200	4,884,200
Increase of stocks	August -17	1,961,993	817,497
Increase of stocks	December-17	1,425,150	118,763
December 31, 2017		8,271,343	5,820,460
Increase of stocks	December-18	425,974	35,498
December 31, 2018		8,697,317	8,306,841

*          *          *

Please do not hesitate to contact the undersigned at +52(55)5279-2908 or, in his absence, Lorenzo Ruiz de Velasco B. at +52(55)5279-2942 should you have any questions regarding Amendment No. 2 or the above responses.

Sincerely yours,

Baker & McKenzie Abogados, S.C.

  /s/ Reynaldo Vizcarra Méndez
Reynaldo Vizcarra Méndez

cc:	Betterware de Mexico, S.A. de C.V.
DD3 Acquisition Corp.
Alan I. Annex, Esq.